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                                                                Exhibit (a) (28)


                              FANT INDUSTRIES INC.
                              2154 Highland Avenue
                           Birmingham, Alabama 35205


                                                        June 15, 1998

To the Shareholders of HEI, Inc.:

  We are pleased to provide you with our proxy statement for the upcoming special meeting of shareholders, and we would like to thank you for your support and consideration.

  We are delighted with our progress to date. With your continued support, we will deliver to you the cash premium of our $8.00 per share tender offer and an opportunity to participate in the revitalization of HEI.

  TWO IMPORTANT PROMISES. Toward the end of revitalizing HEI, we would like to make two important promises to you today:

     . First, this Company will have a new attitude, and it will start at the top. On day one, we will set in motion a fundamental change to the Company's stock option plan for directors. UNDER OUR PLAN, NO DIRECTOR STOCK OPTIONS WILL BE EXERCISABLE UNLESS AND UNTIL HEI'S STOCK PRICE REACHES $25.00 PER SHARE. This is how we believe an incentive plan should work. No longer will HEI directors be able to reward themselves in the face of poor operating performance and poor shareholder return. HEI directors will be rewarded if, and only if, HEI shareholders are rewarded first.

     . Second, our Board will have a singular focus on earnings growth. We view this as the basic source of shareholder value. Neither asset growth alone nor the volatile, and indeed declining, profitability HEI has experienced in the past will continue to be good enough. HEI can no longer afford a complacent Board that, astonishingly, has boasted about the Company's performance despite a dramatic decline in earnings recently and a lack of earnings growth over the last five years. As outlined in our proxy statement, we see a window of opportunity to initiate growth now, and we believe we have the vision and determination to make it happen.

  We are excited about the future of HEI under new leadership. We are anxious to start the job.

  Please sign and mail the enclosed GREEN proxy card today. If you have questions or need assistance in voting your shares, please call Beacon Hill Partners at (800) 253-3814.

Anthony Fant    Ed Finch  David Ortlieb    Steve Tondera    Mack Traynor

THE FANT GROUP